UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
Under the Securities Exchange Act of 1934
(Amendment No. 8)
NEW CENTURY FINANCIAL CORPORATION

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
6435EV108

(CUSIP NUMBER)
Greenlight Capital, L.L.C.
140 East 45th Street, Floor 24
New York, New York 10017
Tel. No.: (212) 973-1900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800
September 19, 2007

(Date of event which requires filing of this statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	6435EV108	13D/A

1	NAME OF REPORTING PERSONS Greenlight Capital, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 13-3886851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON*

00
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	6435EV108	13D/A

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON*

IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 8 TO SCHEDULE 13D
     This Amendment No. 8 to Schedule 13D (this “Amendment”) is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC” or “Greenlight”) and Mr. David Einhorn, principal of Greenlight LLC (the “Principal” and together with Greenlight, the “Reporting Persons”), relating to shares of common stock, par value $0.01 per share (the “Common Stock”), of New Century Financial Corporation, a Maryland corporation (“New Century” or the “Issuer”). This Amendment modifies the original Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 13, 2002, as amended by Amendment No. 1 filed with the Commission on March 18, 2003, as further amended by Amendment No. 2 filed with the Commission on April 20, 2004, as further amended by Amendment No. 3 filed with the Commission on April 28, 2005, as further amended by Amendment No. 4 filed with the Commission on February 17, 2006, as further amended by Amendment No. 5 filed with the Commission on March 15, 2006, as further amended by Amendment No. 6 filed with the Commission on March 24, 2006, as further amended by Amendment No. 7 filed with the Commission on March 8, 2007 (the “Schedule 13D”).
     This Amendment relates to shares of Common Stock that were owned by (a) Greenlight Capital, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner (“Greenlight Fund”), and (b) Greenlight Capital Qualified, L.P., a Delaware limited partnership of which Greenlight LLC is the general partner (“Greenlight Qualified” together with Greenlight Fund, the “Greenlight Entities” and together with the Reporting Persons the “Greenlight Parties”).

Item 5.	Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) As of the date of this filing, the Greenlight Parties may be deemed to beneficially own an aggregate of 0 shares of Common Stock.
     (b) As of the date of this filing, the Greenlight Parties have the sole voting and dispositive power over 0 shares of Common Stock.
     (c) The transactions in the Issuer’s securities by the Greenlight Parties in the last sixty days are listed as Annex A attached hereto and made a part hereof.
     (d) Not Applicable.
     (e) As of September 19, 2007, the Greenlight Parties ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement by and between Greenlight LLC and the Principal.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: September 26, 2007

GREENLIGHT CAPITAL, L.L.C.

By:	/s/ DANIEL ROITMAN

Daniel Roitman, Chief Operating Officer

/s/ DANIEL ROITMAN

Daniel Roitman, on behalf of David Einhorn
     The Power of Attorney, executed by David Einhorn authorizing Harry Brandler and Daniel Roitman to sign and file this Schedule 13D on David Einhorn’s behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on July 18, 2005, by the Reporting Persons with respect to the Ordinary Shares of Flamel Technologies S.A. is hereby incorporated by reference.

ANNEX A

	Transaction			Price per
Account	Date	Buy/Sell	Number of Shares	Share ($)
Greenlight Fund	September 19, 2007	Sell	780,900	$0.118

Greenlight Qualified	September 19, 2007	Sell	2,713,800	$0.118